FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

INFORMATION NOTICE TO PARTICIPANT ENTITIES

SADIA S.A.

Latibex Code XSDI  (ISIN BRSDIAACNPR1)

EXCHANGE OF SHARES ISSUED BY SADIA S.A. FOR SHARES ISSUED BY BRF-BRASIL FOODS S.A. (FORMERLY PERDIGÃO S.A.)

For all legal purposes, and in view of this Transaction, Santander Investment S.A., in its capacity as Sadia’s agent (“Agent”), hereby informs the following:

The management of SADIA and of BRF-BRASIL FOODS S.A. (BRF), formerly Perdigão S.A., agreed on the [merger of shares and, consequently,] on the exchange of shares issued by SADIA for shares issued by BRF, such exchange being subject to approval by SADIA’s and BRF-BRASIL FOODS’s shareholders, in the extraordinary general meetings to be held on August 18, 2009.

The exchange of shares issued by SADIA for shares issued by BRF shall be carried out at the ratio of 0,132998 shares issued by BRF per share issued by SADIA. After the exchange of shares, SADIA will be wholly-owned by BRF.

Prior to the exchange of shares, SADIA will require the negotiation of its shares to be excluded from Latibex, which shall occur on the share exchange date, i.e., on August 18, 2009.

In view of the foregoing, and prior to the exclusion of SADIA’s shares from negotiation in Latibex, shareholders who do not wish to receive BRF shares will be allowed to sell their [SADIA’s] shares in the Latibex, in the normal course of transactions. Banco Espirito Santo Investment, in its capacity as “SADIA’s Expert” will offer a consideration, based on the maximum price range to which it is bound (4% while the market of origin remains closed and 1.75% when such market is opened), until August 13, 2009. After such date, non-selling shareholders will receive BRF shares, pursuant to the aforementioned terms, which will not be traded in the Latibex.

After the exchange of shares, shares issued by BRF will be traded in BOVESPA and in NYSE. There will be no request for the admission of trading of BRF shares in the Latibex, nor their consequent inclusion in the Iberclear Registration System and Participating Entities (“Sistemas de Registro de Iberclear y sus Entidades Participantes”).

All material fact notices issued by SADIA are available for consultation in the Latibex official website (www.latibex.com).

We kindly ask you to instruct your clients, when applicable and to the extent possible, to facilitate the procedure of trading cancellation.

The information above is communicated for all applicable purposes in Madrid, on July 29, 2009.

Santander Investment, S.A.
Agent for Latibex